Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 50 N. Laura Street, Suite 2850 / Jacksonville, FL 32202 Tel: 904.665.3600 Fax: 904.665.3621 www.nelsonmullins.com	Daniel B. Nunn, Jr. Tel: 904.665.3601 Fax: 904.665.3621 daniel.nunn@nelsonmullins.com

December 23, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	FRP Holdings, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed December 12, 2014
File No. 001-36769

Dear Ms. Nguyen:

We refer to the letter dated December 19, 2014 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (“SEC”) setting forth the comments of the staff of the SEC (the “Staff”) on the above-referenced Preliminary Proxy Statement on Schedule 14A, File No. 001-36769, filed on December 12, 2014 (the “Proxy Statement”).

Concurrently with this response letter, the Company is electronically transmitting an amended preliminary Proxy Statement for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The amended Proxy Statement includes revisions made in response to the comments of the Staff in the Comment Letter. For your convenience, we have enclosed four clean copies and four copies that have been marked to show changes made to the originally filed Proxy Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. The page numbers in the response refer to pages in the marked copy of the Proxy Statement.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

December 23, 2014

Proposal No. 3 – Adoption of the Amended and Restated Articles of Incorporation, page 12

1.	Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal No. 3. Please revise to unbundle Proposal No. 3 so that the changes to the company’s existing Articles related to the declassification of the board of directors and the elimination of the supermajority vote requirement for the approval of certain transactions with affiliates of the company are two separate proposals. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals. In addition, include a revised form of proxy that allows shareholders to vote separately on each proposal. For guidance, refer to Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

Company Response: The Company has amended its Proxy Statement to unbundle Proposal No. 3 so that the changes to the Company’s existing articles of incorporation are separated into three separate proposals: Proposal No. 3 (declassification of directors); Proposal No. 4 (elimination of the supermajority vote requirement for the approval of certain transactions with affiliates of the Company); and Proposal No. 5 (deletion or modification of miscellaneous provisions of the existing articles). The Company has also revised the form of proxy accordingly. Please note that, as disclosed on page 12, none of these proposals is conditioned on the approval of any other proposal.

Please contact me at (904) 665-3601 with any questions you may have regarding the Proxy Statement or this letter. Electronic mail transmissions may be sent to me at daniel.nunn@nelsonmullins.com and facsimile transmissions may be sent to my attention at (904) 665-3621.

Very truly yours,

/s/ Daniel B. Nunn, Jr.

Daniel B. Nunn, Jr.

cc: Donald E. Field

Annex A

On behalf of FRP Holdings, Inc. (the “Company”), and in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, File No. 001-36769, the undersigned hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FRP Holdings, Inc.

By:	/s/ Thompson S. Baker II
Thompson S. Baker II
President and Chief Executive Officer